Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

June 24, 2011

Eric Atallah
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
Form 10-K for the year ended December 31, 2010
Filed March 31, 2011
File No. 0-28629

Dear Mr. Atallah:

By letter dated June 7, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (“Revolutions Medical” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Form 10-K filed on March 31, 2010, for the year ended December 31, 2010 (the “Form 10-K”). We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure ill response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company acknowledges this it is responsible for the adequacy and accuracy of the disclosure in the filing.  The Company also recognizes that Staff comments or changes to the disclosure in response to Staff comments does not foreclose the Commission from taking action with respect to the filing.  Further, the Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note from your responses to our prior comment letter, dated April 28, 2011, that you will file an amendment to your Form 10-K to comply with our comments.  We will delay our final assessment of your responses until you have filed the amendment.  In this regard, please note that the amendment to the Form 10-K is considered a future filing.  As such, please ensure that the amendment includes revisions to disclosures that you indicate will be included in future filings.

RESPONSE: We confirm that the indicated revisions to our disclosure will be included in our amended Form 10-K and our future filings.

3. We note from your responses to certain comments in our letter dated April 28, 2011, you indicate you will amend the Form 10-K to correct for certain errors.  Please provide us with a sample of the disclosure to be included in the amended form 10-K that complies with the requirements of paragraphs 250-10-50-7 through 10 of the FASB Accounting Standards Codification.

RESPONSE: Several corrections for errors are included in the revised financial statements to be included in the amended Form 10-K.  Along with the responses below, please see the financial statements included in Exhibit A attached hereto.

Correction #1 – The first correction is to correct the date of the report of the Company’s Independent Registered Accounting Firm from March 31, 2010 to March 31, 2011.  This correction has been made and will be reflected in the amended Form 10-K.

Correction #2 – The second correction is to properly record the effect of the treasury stock placed in reserve (the “Reserved Treasury Stock”) pursuant to a new convertible debt agreement with Asher Enterprises, Inc. (“Asher Enterprises”), executed on October 15, 2010.  The Reserved Treasury Stock was initially recorded as debit to Treasury Stock in the amount of the shares issued ($968,859), a credit to common stock at par value of $969 and a credit to Paid-in Capital for the difference of $967,891.  On the amended Form 10-K, this error is corrected to record the Reserved Treasury Stock at par value for $969 and eliminate the credit to Paid-in Capital.  This change reduced the paid in capital account by $967,891 and reduced the Reserved Treasury Stock account by $967,891.

Correction #3 – The third correction is to correct the liability due to Asher Enterprises according to the terms of a debt agreement entered into with Asher Enterprises.  Upon conversion of two existing debt agreements with Asher Enterprises on October 18, 2010, the Company issued 291,441 shares of its common stock.  This conversion was previously recorded incorrectly in the audited financial statements as a satisfaction of $225,000 in debt to Asher Enterprises.  In the amended audited financial statements, this conversion amount reduced the liability to Asher Enterprises by $125,000.  As a result of this correction, the liability balance for “Notes Payable and Accrued Interest” as of December 31, 2010, increased from $450,891 to $550,891.  The balance for Paid in Capital was also decreased by $100,000 as a result of this correction.

Correction #4 – The fourth correction is to re-categorize several transactions on the Company’s Statement of Cash Flows included in the audited financial statements.

•
A decrease in cash flow from operations to the category “(Increase) decrease in other receivables” as a result of a decrease in other receivables has been corrected to record the correct balance of ($274,361).  This was previously recorded as a decrease of ($176,577).  This changed the cumulative balance for the category “(Increase) decrease in other receivables” to $(450,938) from the previously recorded total of ($274,361).

•
A decrease in cash flow from operations to the category “Increase (decrease) in accrued salaries and consulting” as a result of a decrease in accrued salaries and payments to consultants has been corrected to record the correct balance of ($215,224).  This was previously recorded as a decrease of ($489,585).  This correction changed the cumulative balance for the category “Increase (decrease) in accrued salaries and consulting” to $21,172 from the previously recorded total of ($253,189).

•
An increase in cash flow from operations to the category “Increase (decrease) in accounts payable and accrued liabilities” as a result of an increase in accounts payable and accrued liabilities has been corrected to record the correct balance of $678,352.  This was previously recorded as a decrease of $534,236.  This correction changed the cumulative balance for the category “Increase (decrease) in accounts payable and accrued liabilities” to $1,903,672 from the previously recorded total of $1,759,172.  These changes resulted in a decrease in cash from operating activities of ($1,649,352). This change was recorded on the previously filed Form 10-K as ($1,793,852).  This changed the cumulative balance for operating activities to ($8,549,338) from the previously recorded total of ($8,693,838).

•
Two categories have been modified to cash flows from financing activities.  A new category has been added to the amended audited financial statements to include the common stock issued from conversion of debt.  The increase to cash from the category “Common stock issued from conversion of debt” for 2010 is $175,000.  Also, the amount of cash received from warrants has been added to the financial statements to the existing category “From exercise of stock options”. The addition of this resulted in an increase to cash to the category “From the exercise of stock options and warrants” of 96,200.  The category “From the exercise of stock options” was recorded on the 10-K as an increase of $37,500.  The cumulative balance for the category “From the exercise of stock options and warrants” changed to $2,318,168 from the previous recorded total of $2,259,468.

•
An increase in cash flow from financing activities as a result of an increase in the category “Convertible debentures issued for cash” has been corrected to record the correct balance of $125,000.  This total was previously recorded as an increase of $300,000.  This changed the cumulative balance for the category “Convertible debentures issued for cash” to $480,000 from the previously recorded total of $655,000.

•
An increase in cash flow from financing activities as a result of an increase to the category “Sale of common stock issued for cash to third party investors” has been corrected to record the correct balance of $2,036,016.  This category was previously recorded as $2,239,216.  This changed the cumulative balance for the category “Sale of common stock for cash to third party investors” to $6,046,668 from the previously recoded total of $6,249,868.  These changes resulted in an increase in cash from financing activities of $2,434,016.  This change was recorded on the previously filed Form 10-K as $2,578,516. This changed the cumulative balance for financing activities to $10,002,522 from the previously recorded total of $10,147,022.

The ending cash balance is unaffected as a result of these corrections.

Correction #5 – The fifth correction is a change to the Statement of Shareholder’s Equity as of December 31, 2008.  In the audited financial statements, a balance of $209,776 was recorded to the category “Acquired deficit of former Minority interest now Owned 100%”.  This balance was originally recorded to reflect a change in the paid in capital and goodwill once the final purchase amount of Clear Image, Inc. (“Clear Image”) was finalized.  Because the transaction was not fully completed until 2009, and the shares of the Company’s common stock issued to Clear Image shareholders at this time, this adjustment to Paid in Capital should have been recorded on the Statement of Shareholder’s Equity as of December 31, 2009, instead.  To correct this error, the adjustment was taken off of the Statement of Stockholder’s Equity as of December 31, 2008.  This was recorded correctly on the Statement of Shareholders Equity as of December 31, 2009, in the audited financial statements included in the Form 10-K.  The balance for Paid in Capital was recorded correctly on the Form 10-K.

Correction #6 – The sixth and final correction to the audited financial statements is to correct the balance of several accounts on the Statement of Shareholder’s Equity as of December 31, 2010.  Several changes had been made to other parts of the financial statements that were not correctly updated for the Statement of Shareholder’s Equity.  The net loss at December 31, 2010, was previously recorded in the Statement of Shareholder’s Equity as $2,428,443.  This loss has been corrected in the amended Form 10-K to $2,381,443.  This had no other effect on the financial statements as this amount had been correctly recorded on the Statement of Operations.  Treasury stock was reduced from 968,828 shares to the correct amount of 969 shares.

The balance for common stock issued for the repayment of debt has been revised to reflect the correct amount of the increase to Paid in Capital as a result of the issuance of common stock for debt to Asher Enterprises.  This increase to Paid in Capital was previously recorded as $274,601. In the amended Form 10-K, this balance is corrected to $174,601.  In order to properly account for changes to Shareholders’ Equity as a result of the exercise of warrants for cash, a line has been added to the Statement of Shareholders’ Equity to reflect this activity.  Accordingly, in the amended Form 10-K, the exercise of 117,400 warrants are recorded, which increased cash by $58,700.  Of this $58,700, $117 has been recorded to common stock at par value and $58,583 to Paid-in Capital.

A correction has also been made to the category “Sale of Common Stock for Cash.”  The amount of cash received for this category has been changed from $3,070,095 to $2,036,016 and the amount of shares issued for the sale of common stock has been changed from 5,152,687 to 4,810,287.  Both of these amounts were incorrectly recorded in the Form 10-K.  The correction also changes the amount of cash raised from the sale of common stock issued at par value from $5,152 to $4,810 and the amount of paid in capital from $3,064,943 to $2,031,206.  The changes to the Statement of Shareholder’s Equity as of December 31, 2010, had no effect on the Statement of Operations.  However, these changes increased the balance of Notes Payable and Accrued Interest by $100,000 and decreased the amount of Reserved Treasury Stock by $967,859.  This had a cumulative effect of decreasing Paid in Capital by $1,067,859.

Balance Sheet, page F-3

4. We note your response to prior comment 3.  Given the significance of your prepaid consulting agreements, please revise future filings, including any amendment to this filing, to disclose the material terms of the agreements that give rise to your prepaid consulting expense.  Address the following:

•
You state in your response that the prepaid consulting agreements were initiated July 1, 2010 and will expire June 30, 2010. It appears that this is a typographical error. Please clarify the expiration date.

•	Describe the services to be provided and when such services are expected to occur.

•	Explain what happens to the prepayment if sufficient services are not provided by the expiration of the contract.

RESPONSE: The prepaid consulting agreements were executed on July 1, 2010 and expire June 30, 2011. The previous response indicating that the agreement expires on June 30, 2010, was a scrivener’s error.

The consulting agreements entered into on July 1, 2010, are for marketing services for the Company as it begins to enter into the production stage for the RevVac safety syringe.  Consultants are obligated under the agreement to market the product within various spheres of influence.  These spheres of influence include, but are not limited to, medical product distributors, hospitals, doctors and government agencies.

Consultants are vetted to the best of the Company’s abilities through due diligence reviews before the Company enters into any agreements.  The purpose of these reviews is to determine a consultant’s ability to market the product for the Company.  As of the date hereof, the Company has not had a situation arise where a consultant has not provided sufficient services by the expiration of the contract.  If and when the Company encounters such an issue, the Company will look to the appropriate accounting guidance in order to determine the appropriate action.

5. We note your response to prior comment 4.  Please address the following:

•
Given the significance of the SEC settlement agreement with Gifford Mabie, please revise your footnotes to clearly disclose the nature of the litigation involving Mr. Mabie, your liability related to the litigation and the significant terms of the settlement agreement.  Clearly explain how your accounting for this matter complies with GAAP.  Provide us with a copy of your proposed revised disclosures.

•
Please revise to disclose the significant terms and conditions of your convertible notes with Asher Enterprises.  Clarify for us why the $125,000 debt was originally recorded as $25,000 and why your revised Form 10-K will reflect the satisfaction of the $125,000 convertible note.

RESPONSE: The indemnification settlement agreement entered into with Gifford Mabie on February 5, 2009, is a result of the accrued penalties and interest that are a part of the final judgment (the “Final Judgment”) in the United States Securities and Exchange Commission v. Maxxon, Inc., Gifford Mabie, Thomas Coughlin, Jr.  The amounts stated in the in the Final Judgment on March 11, 2005, are: (i) a disgorgement of $433,228.52; (ii) a prejudgment interest payment of $221,610.16; and (iii) a civil penalty of $433,228, for a total payment of $1,088,067.20.  According to the Officer/Director Indemnification Agreement that was executed on December 16, 1996 (the “Indemnification Agreement”), the Company agreed to indemnify and hold harmless any Officer/Director to the maximum extent possible against all claims, judgments and fines.  The Company desires to honor the Indemnification Agreement in a manner that will protect the current shareholders of the Company and at the same time, satisfy the demands of the Commission.  The Company does not have the ability to satisfy the remainder of the debt with the cash, but has the ability to issue common stock that has a value that is equal to or exceeds the amount of the debt.  Since the Commission holds Mr. Mabie responsible for the debt resulting from the Final Judgment and requires that all payments for the remaining amount of the liability come from Mr. Mabie, a special account was established and funded with 170,000 shares of the Company’s stock from the acquisition with Clear Image and 360,000 shares of the Company’s stock issued pursuant to a Memorandum of Understanding between the Company and Mr. Mabie, dated April 8, 2008.  Upon liquidation of these shares according to the terms of the Final Judgment, the Company determined the remaining liability towards the settlement.  According to the terms of the settlement, the Company is to issue free trading stock in six-month intervals until full resolution of the outstanding liability.  On October 29, 2010, after the complete liquidation of Mr. Mabie’s account, the Company determined that the liability for the remaining settlement amount would be $924,568.  An officer’s salary expense was incurred for this amount on that date.  On December 14, 2010, 400,000 shares in the Company’s common stock were placed in an account to partially satisfy this liability beginning in June of 2011.  Free trading common stock will be placed in this account every six months, not to exceed 2% of the total outstanding common stock, until the liability is fully resolved.  As of December 31, 2010, the estimated amount of the remaining liability is $424,568.

The debt to Asher Enterprises for $125,000 was initially recorded in error.  A mistake was made in recording the amount of debt converted to equity on October 18, 2010.  This conversion amount was originally recorded to satisfy $225,000 of debt.  This has been corrected in the amended Form 10-K to reflect the amount of the debt satisfied in the conversion of $125,000.

The Company entered into a new convertible debt agreement with Asher Enterprises on October 21, 2010, that provides funding of $125,000, set to mature on July 21, 2011.  The Company will incur a one-time interest rate charge of 22% per annum due upon the maturity date or conversion.  The embedded beneficial conversion feature of the agreement allows the lender to convert into common stock at a discount of 45% to the average of the three lowest closing prices in the ten trading days prior to the conversion.  All prior convertible debt agreements with Asher Enterprises featured the same significant terms.

Statements of Operations, page F-4

6. We note from your response to prior comment 7 that you recorded stock based compensation using the intrinsic value methodology.  Please explain to us how your valuation methodology is consistent with the fair value principles of FASB ASC Topic 718-10-30.

RESPONSE:  The Company utilizes several methods for issuing stock or stock options for compensation.  From time to time, the Company will issue common stock to compensate employees and outside consultants.  The compensation cost for this common stock is determined by using the fair value in accordance with ASC 718.

Further, the Company also issues stock options according to the terms of consulting agreements.  These consulting agreements all have an exercise window of ten days from the date that the options are issued.  These options are valued based upon the Black-Scholes-Meron options pricing model.  Due to the extremely short time frame for exercising the options, based upon the risk free rate and volatility of the Company’s stock price, the compensation cost of the option is no different than the difference between the market price and the exercise price at the time of issuance.

The Company also issues options under agreements with employees and outside consultants that allow for a longer exercise period.  These options have an exercise window ranging from one to four years.  Determination of any compensation costs associated with these options is in accordance with ASC 718 using the Black-Scholes-Meron options pricing model.

7. Further to above, we note from your response to prior comment 7 that you state that the options have a limited exercise window of ten days.  Please explain this statement to us in greater detail.  Reconcile this statement with your disclosure in Note 6 that reflects a large number of options as exercisable with remaining contractual lives of between one and four years.

RESPONSE: As stated in the response to comment 6 above, the Company utilizes several methods for issuing stock or stock options for compensation.  From time to time, the Company will issue common stock to compensate employees and outside consultants.  The compensation cost for this common stock is determined by using the fair value in accordance with ASC 718.

Further, the Company also issues stock options according to the terms of consulting agreements.  These consulting agreements all have an exercise window of ten days from the date that the options are issued.  These options are valued based upon the Black-Scholes-Meron options pricing model.  The Company also issues options under agreements with employees and outside consultants that allow for a longer exercise period.  These options have an exercise window ranging from one to four years.  Determination of any compensation costs associated with these options is in accordance with ASC 718 using the Black-Scholes-Meron options pricing model.

Statements of Stockholders Equity, page F-7

8. We note your response to prior comments 8 and 9.  To help us better understand your accounting for the purchase of Clear Image, Inc., please provide us with the journal entry you recorded upon acquisition of the majority interest and subsequent acquisition of the remaining minority interests.  Provide us with your detailed analysis of the accounting for the acquisition in accordance with US GAAP, citing any authoritative literature upon which you are relying.

RESPONSE: The description for the initial purchase of Clear Image is included in the Form 10-K, Note 1, Summary of Significant Accounting Policies, as follows:

“In 2007, the Company acquired a 62.2% interest in Clear Image, Inc. (“Clear Image”).  Clear Image was a privately held company and was conducting research and development on Color MRI Technology.  Clear Image was not able to secure the funding needed to keep this research and development going into the future.  Clear Image had expensed the research and development costs in accordance with accounting standards in effect at the time.  The Company believed it to be advantageous to acquire a controlling interest in Clear Image and keep the technology in development rather than starting all over again.  The Company exchanged approximately 8.2 million of its common shares which were trading between $0.40 and $0.50 at the time of acquisition.  To arrive at a value for the Color MRI Technology the Company and Clear Image determined the amount of funding provided for the research and development of this technology by looking at the amount expended from 1999 until the acquisition date.  The value of the Company’s stock exchanged for the controlling interest exceeded those expensed amounts by approximately $23,000 which was recorded as goodwill because there were no other assets to value.”

This purchase is also described in the Form 10-K, Note 9, as follows:

“In December 2008, the Company acquired the minority interest of Clear Image Acquisition Corporation (“Acquisition Corp”).  The Company had previously acquired 62.2% of Acquisition Corp as part of the acquisition of Clear Image, Inc. (“Clear Image”) in March 2007.  The purchase price for the remaining minority interest of Acquisition Corp, excluding transaction costs, included a stock payment of 12,208 shares at closing.

On March 26, 2007, the Company completed the acquisition of Clear Image Acquisition Corporation (“Acquisition Corp.”) in exchange for 8,273,788 shares of RevMed common stock. Acquisition Corp is a company that was formed by certain shareholders of Clear Image, Inc. (“Clear Image”) in order to assemble a control block of the shares of Clear Image for the purposes of such a transaction. The sole asset of Acquisition Corp was a block of 8,260,139 shares of the Common Stock of Clear Image, a development stage company which is developing certain proprietary and patent pending technology related to color MRI scans. The block of Clear Image shares owned by Acquisition Corp represented 62.2% of Clear Image’s outstanding common stock. By acquiring Acquisition Corp, RevMed has acquired control of Clear Image, Inc. as a partially-owned subsidiary.

In determining the number of shares to be exchanged by RevMed for the shares of Clear Image shares held by Acquisition Corp., the Board based the transaction value on the funds expended by Clear Image for the color MRI technology in its then current state, using a value of Forty Cents ($.40) per share, which was the average market value when the acquisition agreement was signed in January, 2007. During the third quarter of 2007, it was determined that the accounting treatment for the transaction should be accounted for in accordance with FASB Interpretation No. 4. “Applicability of FASB Statement No.2 to Business Combinations Accounted for by the Purchase Method” and Statement of Financial Accounting Standards No. 2 “Accounting for Research and Development Costs.” which require research and development costs to be expensed if there are no alternative uses. Accordingly, the Company recorded goodwill of $23,274 and an expense of $3,309,515.

The shareholders of Acquisition Corp. did not receive a larger portion of the voting rights in RevMed, the surviving company, because of RevMed’s outstanding preferred stock (See Note 5. “Preferred Stock and Common Stock Transactions”), so the transaction did not require the use of recapitalization or reverse merger accounting. RevMed plans to pay the minimal costs of Acquisition Corp’s liquidation and dissolution.

Prior to RevMed’s acquisition of Acquisition Corp., RevMed’s officer and directors were directors and shareholders of Clear Image, Inc. and, along with other shareholders, contributed their Clear Image shares to Acquisition Corp. In connection with RevMed’s acquisition of Acquisition Corp., Ron Wheet, RevMed’s CEO and a Director, received 2,286,000 shares of RevMed restricted common stock;Dr. Beahm, a Director, received 1,599,125 shares of RevMed restricted common stock; and Mr. O’Brien, a Director, received 1,645,625 shares of RevMed restricted common stock.”

Upon final determination of the value of the remaining minority interest of Clear Image in the first quarter of 2009, Goodwill was credited for $209,775.13 and Paid-in Capital was debited for the same amount.

9. We note your responses to prior comments 10 and 11.  Please provide us with the reconciliations to be included in the amended Form 10-K.

RESPONSE: Please see the revised financial statements which include the reconciliations, attached hereto as Exhibit A.

10. We note from your response to prior comment 12 that you issued 399,441 shares under a convertible debt agreement.  Please revise to disclose the material terms and conditions of the debt agreements and related conversions to equity.

RESPONSE: All convertible debt agreements with Asher Enterprises featured the same material terms.  The Company incurs a one-time interest rate charge of 22% per annum due upon maturity date or conversion.  The embedded beneficial conversion feature of the agreement allows the lender to convert into common stock at a discount of 45% to the average of the three lowest closing prices in the ten trading days prior to the conversion.  The equity conversion feature of each of these debt instruments is not detachable, the conversion premium or option cannot be settled in cash, the conversion feature is indexed to the Company’s stock and the conversion option features a beneficial conversion feature.  The accounting for these debt instruments and the beneficial conversion feature have been treated in accordance with ASC 470-20-25-5 and allocated to Paid in Capital for the intrinsic value of the beneficial conversion feature.

11. We not from your response to prior comment 12 that the amount recorded as “Treasury Stock Reserved” is not correct. As we note that this amount is also reflected in the Stockholders’ Equity section of the Balance Sheet, please explain to us how you plan on correcting the error.  Provide us with the entries that resulted in the current presentation and the entries you plan to record to correct the amount reflected in “Treasury Stock Reserved.”

RESPONSE: 969,828 shares of were placed in “Treasury Stock Reserved” due to the terms of the convertible debt agreement with Asher Enterprises.  This was erroneously recorded as a debit to Treasury Stock Reserved for $969,828, a credit to common stock at par value of $969 and a credit to Paid in Capital for $968,859.  This has been corrected in the amended 10-K to eliminate the Paid in Capital and reduce the amount in Treasury Stock Reserved to the par value of the common stock, which is $969.

Note 6 – Stock Options and Warrants Outstanding, page F-22

12. Please revise future filings, including any amendment to this filing, to disclose the nature and terms of your share-based payment arrangements and the potential effects of those arrangements on shareholders.  Refer to paragraph 718-10-50-1 (a) of the FASB Accounting Standards Codification.

RESPONSE:  The Company utilizes several methods for issuing stock or stock options for compensation.  From time to time, the Company will issue common stock to compensate employees and outside consultants.  The compensation cost for this stock is determined by using the fair value in accordance with ASC 718.

Further, the Company also issues stock options according to the terms of consulting agreements.  These consulting agreements all have an exercise window of ten days from the date that the options are issued.  These options are valued based upon the Black-Scholes-Meron options pricing model.  The Company also issues options under agreements with employees and outside consultants that allow for a longer exercise period.  These options have an exercise window ranging from one to four years.  Determination of any compensation costs associated with these options is in accordance with ASC 718 using the Black-Scholes-Meron options pricing model.

The potential effects of these arrangements to shareholders is discussed in several places in the financial statements, including twice in Item 1A Risk Factors, and in Results of Operation.  For the amended filing, this discussion will also be included in the notes to the financial statements.

Form 10-Q for the quarter ended March 31, 2011

Note 1 – Summary of Significant Accounting Policies, page 7

13. We note that you have separate accounting policy for “stock-based compensation” and for “stock compensation”. Please explain to us why these separate policies arc necessary and tell us which policy you actually follow in accounting for stock-based compensation. Revise future filings as necessary based on our comment.

RESPONSE: The Company utilizes several methods for issuing stock or stock options for compensation.  From time to time, the Company will issue common stock to compensate employees and outside consultants.  The compensation cost for this stock is determined by using the fair value in accordance with ASC 718.

Further, the Company also issues stock options according to the terms of consulting agreements.  These consulting agreements all have an exercise window of ten days from the date that the options are issued.  These options are valued based upon the Black-Scholes-Meron options pricing model.  The Company also issues options under agreements with employees and outside consultants that allow for a longer exercise period.  These options have an exercise window ranging from one to four years.  Determination of any compensation costs associated with these options is in accordance with ASC 718 using the Black-Scholes-Meron options pricing model.

Item 4. Controls and Procedures, page 20

(b) Management’s Assessment of Internal Control over Financial Reporting, page 21

14. We note that you disclose that you performed an assessment of your internal controls over financial reporting as of March 31, 2011. As the requirement for management to assess internal control over financial reporting is an annual requirement please tell us whether you performed a complete assessment of internal control over financial reporting as of March 31, 2011. If not, please amend the filing to remove the disclosures regarding an evaluation of internal control over financial reporting at March 31, 2011.

RESPONSE: The filing for March 31, 2011 will be amended to remove the disclosures regarding an evaluation of internal control over financial reporting at March 31, 2011.

15. We further note that despite the existence of three material weaknesses, you concluded that your internal controls over financial reporting were effective as of March 31, 2011. Please explain to us how you considered the guidance in Item 303(a)(3) of Regulation SK in concluding that your internal controls were effective. Revise the filing as appropriate.

RESPONSE: The internal controls over financial reporting were not effective as of March 31, 2011. The filing for March 31, 2011 will be amended to remove this statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation

EXHIBIT A

REVISED FINANCIAL STATEMENTS

REVOLUTIONS MEDICAL CORPORATION (FORMERLY MAXXON, INC.)
(A Development Stage Company)

BALANCE SHEET
December 31, 2010 and 2009

	December 31, 2010	December 31, 2009	
ASSETS			
CURRENT ASSETS			
Cash	$ 69,517	$ 67,228	
Other Current Assets	303,756		
Fixed Assets	812,478	36,151	
Goodwill	48,277	52,672	
TOTAL ASSETS	1,234,028	$ 156,051	
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	399,151	$ 133,388	
Accrued Salaries	246,225	461,449	
Notes Payable and Accrued Interest	550,891		Deleted: 450,891
Total current liabilities	1,196,267		Deleted: 0
Total liabilities	1,196,267		Deleted: 0
Minority Interest	--	-	
SHAREHOLDERS' EQUITY			
Preferred stock, $0.001 par value, 5,000,000 shares authorized; 1,000,000 shares issued and outstanding	1,500	1,500	
Common stock, $0.001 par value, 250,000,000 shares authorized; 42,869,909 and 35,197,891 shares issued and outstanding at December 31, 2010 and 2009, respectively	42,869	35,198	
Treasury Stock	(969)		Deleted: 968,828
Paid in capital	25,377,271	22[illegible]	Deleted: 26,445,130
Deficit accumulated during the development stage	(25,382,910)	(23,[illegible])	
Total shareholders' equity	37,761		Deleted: 1
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	1,234,028	$ 156,051	

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF OPERATIONS
From Inception (August 16, 1996) Through December 31, 2010 and
For The Years Ended December 31, 2010 and 2009

	FROM INCEPTION (AUGUST 16, 1996) THROUGH DECEMBER 31, 2010	YEAR ENDED DECEMBER 31, 2010	YEAR ENDED DECEMBER 31, 2009
Investment Income	$ 170,753	$ --	$ --
Other Income	3,857	--	--
	174,610	--	--
EXPENSES			
Research and development	2,843,406	257,350	303,000
Purchased R&D- Clear Image Transaction (See Note 3)	3,309,515	--	--
General and administrative	17,218,994	2,109,556	541,674
Total operating expenses	23,371,915	2,366,906	844,674
Operating loss	(23,197,305)	(2,366,906)	(844,674)
Interest income	17,276	--	--
Interest expense	130,786	8,489	--
Gain on disposal of assets	794	--	--
Gain on extinguishment of debt	(152,914)	--	(163,312)
Depreciation and amortization	85,117	6,048	3,534
Compensation cost for options	2,018,280	--	1,452,231
Net loss before minority interest	(25,566,333)	(2,381,443)	(2,463,751)
Minority Interest in Subsidiary Loss	(183,422)	--	--
Net loss from operations	$ (25,382,910)	$ (2,381,443)	$ (2,463,751)
Weighted average shares outstanding	36,805,472	36,762,006	31,848,172
Net loss per share (Note 1)	$ (0.69)	$ (0.06)	$ (0.08)

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
From Inception (August 16, 1996) Through December 31, 2010 and
For The Years Ended December 31, 2010 and 2009

	FROM INCEPTION (AUGUST 16,1996) THROUGH DECEMBER 31, 2010	YEARS ENDED DECEMBER 31, 2010	YEARS ENDED DECEMBER 31, 2009
OPERATING ACTIVITIES			
Net loss	$ (25,382,911)	$ (2,381,443)	$ (2,463,751)
Plus non-cash charges to earnings:			
Stock compensation expense	2,018,280		1,452,231
Depreciation and amortization	85,107	6,049	3,534
Purchase R&D - Clear Image	3,309,514	-	--
Common stock issued for services	4,814,142	560,773	636,041
Preferred stock issued for services	270,000	-	250,000
Expenses paid by third parties	57,134	-	-
Contribution of services by officer and employees	799,154	-	--
Services by officer and employees paid for with non-cash consideration	167,500	-	-
Compensation cost for option price reduction	50,000	-	-
Amortization of compensation cost for options granted to non-employees and common stock issued for services	1,775,577	-	-
Allowance for doubtful accounts	50,900	-	-
Gain on extinguishment of debt	(10,398)	-	-
Write-off of Notes Receivable	14,636	-	-
Write-off of Notes Payable	(8,239)	-	-
Write-off of organizational costs	3,196	-	-
Write-off of zero value investments	785,418	-	-
Write-off of leasehold improvements and computer equipment	2,006	-	-
Compensation costs for stock options and warrants granted to non-employees	1,205,015	-	-
Change in working capital accounts:			
(Increase) decrease in receivables from related parties	(94,105)	(25,205)	(4,395)
(Increase) decrease in goodwill	(23,276)	-	-
(Increase) decrease in other receivables	(450,938)	(274,361)	[illegible]
Increase (decrease) in accrued salaries and consulting	21,172	(215,224)	[illegible]
Increase (decrease) in accrued interest	92,500	1,323	
Increase (decrease) in accounts payable and accrued liabilities	1,903,672	678,736	[illegible]
Total operating activities	(8,549,338)	(1,649,352))	[illegible]
INVESTING ACTIVITIES			
Purchase of equipment and furnishings	(889,102)	(782,375)	[illegible]
Investment in syringe patent development	(35,000)	-	(25,000)
Investment in Ives Health Company	(251,997)	-	-

Deleted: 176,577
Deleted: -
Deleted: (253,189)
Deleted: 489,585
Deleted: 1,759,172
Deleted: 534,2
Deleted: 693,8
Deleted: 793,8

Investment in The Health Club	(10,000)	-	-
Total investing activities	(1,186,099)	(782,375)	(64,685)
FINANCING ACTIVITIES			
Loans from shareholders	15,707	1,800	-
Repayment of loans from shareholders	(8,005)	-	-
Repayments of Promissory Notes	57,325	-	(133,429)
Common stock subscribed	546,500	-	512,500-
Sale of preferred stock for cash:	(1,000)	-	-
Sale of common stock for cash:			
To third-party investors (prior to merger)	574,477	-	-
To third-party investors	6,046,668	2,036,016	
From exercise of stock options and warrants	2,318,168	96,200	
Less: Issue Costs	(102,318)	-	
Common stock issued from conversion of debt	175,000	175,000	
Convertible debentures issued for cash	480,000	125,000	
Payment of exclusive license note payable	(100,000)	-	
Total financing activities	10,002,522	2,434,016	1
Minority interest	(197,567)	-	
Change in cash	2,289	2,289	
Cash at beginning of period	67,228	67,228	
Cash at end of period	$ 69,517	$ 69,517	$ 67,228
Supplemental disclosure of cash flow information:			
Cash paid for interest and taxes during the period	57,571	-	-
Non-cash financing and investing activities:			
Investment in Globe Joint Venture	(637,566)	-	-
Common stock issued to founders	7,000	-	-
Common stock issued in connection with merger with Cerro Mining Corporation	300	-	-
20 to 1 reverse stock split	138,188	-	-
Common stock issued in Ives merger	346,262	-	-
Common stock subscriptions	69,800	-	-
Capitalized compensation cost for options granted	1,487,700	-	-
Common stock issued in exchange for promissory note	676,500	-	-
Common stock issued for payment of debt	152,553	-	-
Common stock issued for convertible debentures	465,660	275,000	-
Common stock issued for services	1,486,130	560,773	-
Common stock issued to pay Ives debt	27,000	-	-
Common stock issued to Clear Image shareholders under short form merger	12,208	-	-

Deleted: 6,249,868
Deleted: 2,239,2
Deleted: 16
Deleted: 2,259,468
Deleted: 37,5
Deleted: 655,000
Deleted: 300
Deleted: 147,0
Deleted: 578,5

The accompanying notes are an integral part of the interim financial statements

REVOLUTIONS MEDICAL CORPORATION
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (continued)
From Inception (August 16, 1996) Through December 31, 2010

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Paid-In Capital	Deficit Accumulated during the Development Stage	Subscription Receivable	T
From the exercise of Issuance of Common Stock: Sale of common stock for cash:	--	--	4,720,978	$ 4,722	300,101	--	--	
Issuance of Common Stock: From the exercise of options for cash	--	--	2,300,000	2,300	395,317	--	--	
Common Stock issued for services	--	--	1,419,704	1,419	258,501	--	--	
Common Stock issued for repayment of debt	--	--	271,491	271	132,759	--	--	
Common Stock issued to Clear Image investors to participate in the merger	--	--	43,600	44	12,164	--	--	
Stock compensation	--	--	--	--	342,801	--	--	
Acquired deficit of former Minority interest now Owned 100%	--	--	--	--		--		
Net Income (Loss) at December 31, 2008	--	--	--	--	--	(1,335,154)	--	(1
BALANCE AT DECEMBER 31, 2008	1,000,000	$ 1,000	26,883,195	$ 26,883	$ 18,769,691	$ (20,537,771)	--	$ (1

Deleted: (209,776

Deleted:)

Deleted: 209,776

Preferred Shares	Stock Amount	Common Shares	Stock Amount	Paid-In Capital	Deficit Accumulated during the Development Stage	Subscription Receivable	Total
From the exercise of Issuance of Common Stock:								
Sale of common stock for cash:	--	--	7,954,424	$ 7,954	1,495,751	--	--	1,503,705
From the exercise of options for cash	--	--	6,751,250	6,751	2,367,789	--	--	2,374,540
Preferred Stock issued for services	1,500,000	1,500	--	--	268,500	--	--	268,500
Common Stock issued for services	--	--	2,049,704	2,049	587,171	--	--	589,220
Common Stock issued for repayment of debt	--	--	271,491	271	132,759	--	--	133,030
Common Stock issued to Clear Image investors to participate in the merger	--	--	43,600	44	12,164	--	--	12,208
Stock compensation	--	--	--	--	342,801	--	--	342,801
Acquired deficit of former Minority interest now Owned 100%	--	--	--	--	(209,776)	--	--	(209,776)
Net Income (Loss) at December 31, 2009	--	--	--	--	--	(2,463,751)	--	(2,463,751)
BALANCE AT DECEMBER 31, 2009	1,500,000	$ 1,500	35,197,891	$35,198	$22,515,983	$(23,001,468)	--	$ (448,786)

Preferred	Stock	Common	Stock	Paid-In	Deficit	Treasury	Total

Shares	Amount	Shares	Amount	Capital	Accumulated during the Development Stage	Stock Reserved	
From the exercise of Issuance of Common Stock:								
Sale of common stock for cash:	--	--	4,810,287	$ 4,810	2,031,206	--	--	2,036,016
From the exercise of options for cash	--	--	150,000	150	37,350	--	--	37,500
From the exercise of warrants for cash	--	--	117,400	117	58,583	--	--	58,700
Common Stock issued for services	--	--	2,194,890	2,195	558,578	--	--	560,773
Common Stock issued for repayment of debt	--	--	399,441	399	174,601	--	--	175,000
Treasury Stock Issued Per Terms of Convertible Debt Agreement	--	--	--	--	--	--	(969)	(969)
Stock compensation	--	--	--	--	--	--	--	--
Acquired deficit of former Minority interest now Owned 100%	--	--	--	--	--	--	--	--
Net Income (Loss) at December 31, 2010	--	--	--	--	--	(2,381,443)	--	(2,381,443)
BALANCE AT DECEMBER 31, 2010	1,500,000	$ 1,500	42,869,909	$42,869	$25,377,270	$(25,382,910)	$ (969)	$ 37,761

Deleted: 5,152,687

Deleted: 5,152

Deleted: 3,064,943

Deleted: 3,070,095

Deleted: Preferred Stock issued for services

Deleted: --

Deleted: --

Deleted: --

Deleted: --

Deleted: 552,027

Deleted: 554,222

Deleted: 2

Deleted: (968,828)

Deleted: (693,828)

Deleted: Common Stock issued to Clear Image investors to participate in the merger

Deleted: --

Deleted: --

Deleted: 2,428,443

Deleted: 2,428,443

Deleted: 26,445,13

Deleted: 429,991

Deleted: 8,828

Deleted: 90,761